EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES 43% INCREASE IN MEASURED AND INDICATED MINERAL RESOURCES AT PANUCO, INCLUDING 46 MOZ GRADING 640 G/T AGEQ IN FIRST MEASURED RESOURCE ESTIMATE

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Jan. 6, 2025 /CNW/ - Vizsla Silver Corp. (NYSE: VZLA) (TSX: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the results of an updated mineral resource estimate ("Updated Mineral Resource Estimate") for its flagship, 100% owned Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico. The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services.

Highlights of the Updated Mineral Resource Estimate, including a comparison to the previous mineral resource estimate released in January 2024:

•	43% increase in combined measured and indicated mineral resources from 155.8 to 222.4 Moz AgEq
•	Added 46 Moz AgEq in new measured resources and 176 Moz AgEq in new indicated resources
•	9.4% increase in combined measured and indicated grade at Copala (580 g/t to 635 g/t AgEq)
•	4.5% increase in global indicated grade (511 g/t to 534 g/t AgEq)
•	18% decrease in inferred mineral resources from 169.6 to 138.7 Moz AgEq mostly due to conversion to indicated resources
•	4.9% decrease in inferred grade (433 g/t to 412 g/t AgEq)

Key Statistics:

•	The Updated Mineral Resource represents less than 10% of the known vein strike of the newly consolidated district
•	91% of the value of the Updated Mineral Resource Estimate is comprised of precious metals, including 56% from silver
•	A total of 11 epithermal veins were included in the Updated Mineral Resource Estimate
•	Total all-in exploration cost of US$0.41/oz AgEq discovered

Combined Measured and Indicated Mineral Resources are estimated at 12.96 million tonnes ("Mt") grading 307 grams per tonne ("g/t") silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 million ounces ("Moz") silver equivalent ("AgEq") at 534 g/t AgEq). The Updated Mineral Resource Estimate includes measured mineral resources of 28.6 Moz of silver, 214 thousand ounces ("koz") of gold, 3.3 kilotonnes ("kt") of lead, and 7.9 kt of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 31.6 kt of lead, and 102.3 kt of zinc (176.3 Moz AgEq).

Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

The Updated Mineral Resource Estimate is centred on the western portion of Panuco, encompassing ~8.6 km of the known 86 km of cumulative vein strike in the district. The Updated Mineral Resource Estimate includes 157 new infill/expansion holes (69,754 metres) completed by Vizsla Silver between September 2023 and September 2024. In total, the Updated Mineral Resource Estimate is based on a total drill database of 979 holes (372,685 metres) completed by Vizsla Silver since November 2019.

"We are pleased to announce the fourth significant resource update for the high-grade Panuco silver gold district," commented Michael Konnert, President and CEO. "This update comes just four years after the initial discovery was made at Napoleon and represents only a snapshot in time as every vein included in the global project resource remains open for further expansion."

"Drilling throughout 2024 focused on converting resources within the Copala and Napoleon areas into higher confidence categories and was designed to in-fill previously reported intercepts used for resource estimation in the Panuco Preliminary Economic Assessment published on July 24, 2024. Global Measured and Indicated resources now stand at 222.4 Moz AgEq grading 534 g/t AgEq, representing a 43% increase in contained ounces and a 4.5% increase in average grade, relative to the previous estimate. We are particularly excited to announce our first Measured Resource Estimate, containing 46 Moz at an average grade of 640 g/t AgEq. The bulk of the Measured resource is located at Copala, in and around areas designated for the first few years of mining. This update reflects the excellent mineralized continuity that exists at Copala. Reducing the space between drill holes at Copala to 25 metres has resulted in a significantly higher-grade profile in the upper levels of the resource and PEA mine plan."

"Going forward, we continue to employ a dual track development approach at Panuco, advancing the Project through development towards production in the back half of 2027, while continuing district scale exploration through low-cost means. Ongoing initiatives include a fully funded and permitted test mine program, Feasibility Study and a 10,000-metre discovery-based drill campaign. This is a remarkable achievement that comes as a result of hard work and perseverance. I want to thank everyone from the entire Vizsla team, including our contractors and local communities, and look forward to another successful year in 2025."

Vizsla Silver will be hosting a webcast to discuss the Updated Mineral Resource Estimate at 10:00am PT on Thursday, January 9, 2025.  To register, please click here.

A technical report is being prepared on the Updated Mineral Resource Estimate in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 45 days of the date of this release. The effective date of the Updated Mineral Resource Estimate is September 9, 2024.

Panuco Project Resource Summary (150 g/t AgEq cut-off)

	[1]Updated MRE		[2]Previous MRE		Variance
Resource Class	M&I	Inferred	Indicated	Inferred	M&I	Inferred
Tonnes (MT)	12.96	10.50	9.50	12.20	3.46	-1.70
Au g/t	2.49	1.96	2.41	1.93	0.08	0.03
Ag g/t	307	219	289	239	17.84	-20.28
Pb %	0.27	0.30	0.27	0.29	0.00	0.01
Zn %	0.85	1.01	0.84	1.03	0.01	-0.02
AgEq (g/t)	534	412	511	433	22.81	-21.13
AuEq (g/t)	6.58	4.91	6.81	5.76	-0.23	-0.85
Au (koz)	1,036	660	736	758	300	-98
Ag (koz)	127,819	73,621	88,192	93,653	39,627	-20,032
Pb (kt)	34.9	31.2	56.0	35.4	-21	-4
Zn (kt)	110.2	106.2	79.9	125.3	30	-19
1AgEq (koz)	222,362	138,711	155,841	169,647	66,521	-30,936
2AuEq (koz)	2,739	1,654	2,076	2,261	663	-607
[1]Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.
[2]Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Measured, Indicated and Inferred Mineral Resource Summary by Vein (150 g/t AgEq cut-off)

Vein	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(g/t)	( %)	( %)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
Copala	1.88	442	3.09	0.08	0.15	684	8.92	26,744	187	1.4	2.9	41,418	540
Napoleon	0.36	161	2.34	0.51	1.41	404	4.55	1,853	27	1.8	5.1	4,638	52
Total Measured	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
Indicated
Copala	4.29	402	2.50	0.09	0.17	600	7.80	55,374	345	3.8	7.2	82,781	1,076
Tajitos	0.72	380	2.34	0.14	0.25	571	7.36	8,833	55	1.0	1.8	13,277	171
Cristiano	0.36	610	3.67	0.25	0.45	912	11.73	7,102	43	0.9	1.6	10,614	137
Copala Area Total	5.37	413	2.56	0.11	0.20	617	8.01	71,309	443	5.7	10.6	106,672	1,384
Napoleon	3.78	150	2.25	0.52	1.78	399	4.32	18,184	273	19.4	67.2	48,404	525
Napoleon HW	0.99	217	2.09	0.47	1.64	448	5.04	6,885	66	4.6	16.2	14,206	160
Luisa	0.49	143	2.12	0.31	1.44	364	4.08	2,238	33	1.5	7.0	5,693	64
Josephine	0.06	230	2.54	0.38	1.09	473	5.64	452	5	0.2	0.7	928	11
Cruz	0.03	145	2.01	0.38	2.01	380	4.03	154	2	0.1	0.7	403	4
NP Area Total	5.34	163	2.21	0.49	1.72	405	4.44	27,913	379	25.9	91.7	69,634	763
Total Indicated	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
Measured & Indicated
Total M&I	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1,036	34.9	110.2	222,362	2,739
Inferred
Copala	2.32	322	1.83	0.16	0.27	476	6.09	24,014	137	3.7	6.2	35,452	454
Tajitos	0.89	346	2.08	0.27	0.43	527	6.66	9,936	60	2.4	3.9	15,132	191
Cristiano	0.34	460	2.49	0.16	0.31	665	8.57	4,959	27	0.5	1.0	7,168	92
Copala Area Total	3.55	341	1.96	0.19	0.31	507	6.48	38,909	224	6.7	11.1	57,752	739
Napoleon	2.28	159	1.46	0.44	1.63	340	3.64	11,637	107	10.0	37.1	24,941	267
Napoleon HW	0.59	202	2.12	0.64	2.15	458	4.91	3,800	40	3.7	12.6	8,619	92
Luisa	2.83	132	2.24	0.28	1.24	355	4.05	12,049	204	8.1	35.2	32,307	369
Josephine	0.21	176	1.81	0.34	1.01	360	4.19	1,180	12	0.7	2.1	2,406	28
Cruz	0.35	171	3.58	0.30	1.64	510	5.92	1,907	40	1.0	5.7	5,676	66
NP Area Total	6.25	152	2.00	0.38	1.48	368	4.09	30,573	403	23.5	92.6	73,949	822
*San Antonio	0.30	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.40	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654
Note:
1AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.
2AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $26.00/oz silver, $1,975/oz gold, $2,425/t lead and $2,976/t zinc.
*Animas and San Antonio use metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Measured, Indicated & Inferred Mineral Resource Sensitivity Table

Classification	Tonnes	Average Grade						Contained Metal
COG AgEq		Ag	Au	Pb	Zn	AgEq	AuEq	Ag	Au	Pb	Zn	1AgEq	2AuEq
	(Mt)	(g/t)	(koz)	( %)	( %)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured
300	1.61	505	3.70	0.15	0.33	803	10.37	26,174	192	2.4	5.4	41,645	538
250	1.80	468	3.48	0.15	0.35	749	9.67	27,069	201	2.7	6.2	43,259	559
200	1.99	435	3.24	0.15	0.35	698	8.99	27,848	207	3.0	7.0	44,665	575
150	2.24	397	2.97	0.15	0.35	640	8.22	28,597	214	3.3	7.9	46,056	592
120	2.40	376	2.83	0.14	0.35	606	7.80	28,966	218	3.4	8.3	46,731	601
100	2.52	361	2.71	0.14	0.34	583	7.48	29,201	219	3.5	8.6	47,151	605
Indicated
300	6.45	409	3.32	0.33	1.01	707	8.77	84,819	689	21.2	65.3	146,506	1,818
250	7.59	368	3.00	0.32	1.01	642	7.90	89,848	732	24.5	77.0	156,602	1,929
200	9.00	327	2.70	0.31	0.99	576	7.07	94,704	781	27.8	89.0	166,714	2,044
150	10.72	288	2.39	0.30	0.95	512	6.23	99,222	822	31.6	102.3	176,306	2,147
120	12.07	263	2.18	0.28	0.91	469	5.70	102,055	846	33.6	110.0	182,123	2,210
100	13.13	246	2.04	0.27	0.88	440	5.33	103,884	862	35.0	115.1	185,927	2,251
Inferred*:
300	4.98	336	2.94	0.39	1.25	615	7.43	53,734	471	19.5	62.4	98,509	1,190
250	6.18	297	2.61	0.36	1.20	549	6.59	59,000	519	22.5	74.0	109,085	1,309
200	7.70	259	2.30	0.34	1.14	485	5.78	64,200	570	26.0	87.5	120,017	1,431
150	9.80	221	1.99	0.31	1.06	418	4.95	69,482	627	30.1	103.7	131,701	1,561
120	11.26	200	1.80	0.29	1.02	381	4.49	72,324	653	33.1	114.4	138,018	1,626
100	12.38	186	1.68	0.28	0.97	357	4.18	74,139	667	35.1	120.5	141,975	1,665
*Does not include Animas or San Antonio

Panuco Project Updated Mineral Resource Estimate Notes:

•	The updated mineral resource was estimated by Allan Armitage, Ph.D., P. Geo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101. Mr. Armitage conducted three site visits to the Property: May 29, 2023, November 6 to November 8, 2023, and May 23, 2024.
•	The classification of the Updated Mineral Resource Estimate into Measured, Indicated and Inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the Updated Mineral Resource Estimate is September 9, 2024.
•	All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.
•	All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.
•	Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated or Measured Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated or Measured Mineral Resources with continued exploration.
•	The database comprises a total of 979 drill holes for 372,685 metres of drilling completed by Vizsla Silver between November 2019 and September 2024.
•	The mineral resource estimate is based on 29 three-dimensional ("3D") resource models, constructed in Leapfrog, representing the Napoleon-Cruz-Josephine area (13 wireframes), Luisa area (3 wireframes), the Copala-Tajitos-Cristiano area (7 wireframes), Animas (5 wireframes) and San Antonio (1 wireframe).
•	Silver, gold, lead and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).
•	Average density values were assigned per zone based on 2,293 samples analysed by ALS in Zacatecas, Mexico or inhouse plus 16% standards, duplicates and sample checks.
•	It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.
•	The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $2425/t Pb and $2976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.
•	The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation and G&A cost of US$50.00/t of mineralized material.
•	The Updated Mineral Resource Estimate may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Company remains well-funded for its 2025 operational objectives including 1) a fully permitted bulk sample test mine program, 2) updated metallurgical test work, 3) delivery of a Feasibility Study and 4) ongoing discovery-based drilling designed to test high priority targets located in the eastern areas of the district. Depending on ongoing exploration success, the Company plans to publish a further update to the Updated Mineral Resource Estimate in the second half of 2025.

Discovery Costs

To date, the Company has incurred an aggregate of approximately US$146.7 million in exploration expenditures over the life of the Project.  This equates to an estimated discovery cost per silver equivalent ounce of US$0.41 for resources defined in the Updated Mineral Resource Estimate.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services. Mr. Armitage is an independent Qualified Person as defined by NI 43-101. Mr. Armitage has reviewed and approved the technical contents of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of the mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The SEC adopted new mining disclosure rules Pursuant to subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"). As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". As an eligible issuer under the Multijurisdictional Disclosure System the Company is exempt from compliance with the SEC Modernization Rules and information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to the SEC Modernization Rules. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including drilling programs; the potential for underground mining methods; the preparation of a technical report on the Updated Mineral Resource Estimate; ongoing initiatives including a test mine program, feasibility study and 10,000 metre drill program; and the potential further update to the Updated Mineral Resource Estimate in the second half of 2025.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 06-JAN-25